SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)(1)

                               KINARK CORPORATION
- --------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                    494474109
- --------------------------------------------------------------------------------
                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                       OLSHAN GRUNDMAN FROME & ROSENZWEIG
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
- --------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  JUNE 16, 1995
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
- --------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS II, L.P.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  |X|
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        WC
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               501,100
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           501,100
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        501,100
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        13.38%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS SERVICES, LTD.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  |X|
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        WC
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               25,000(2)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           25,000(2)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        25,000(2)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          .67%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


- ----------------
    (2) Represents Common Stock of the Issuer purchased by the filing person, an entity controlled by Warren Lichtenstein and Lawrence Butler, on behalf of a foreign investment company, which has authorized the filing person to manage such entity's securities trading portfolio on a discretionary basis, for which the filing person disclaims beneficial ownership.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             WARREN LICHTENSTEIN
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  |X|
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        WC, PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               526,150(3)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           526,150(3)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        526,150(3)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.04%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


- ----------------
    (3) Includes 25,000 shares of Common Stock of the Issuer purchased by Steel Partners Services, Ltd. ("Steel Services"), an entity controlled by Warren
Lichtenstein and Lawrence Butler, on behalf of a foreign investment company, which has authorized Steel Services to manage such entity's securities trading portfolio on a discretionary basis, for which Mr. Lichtenstein disclaims beneficial ownership.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             LAWRENCE BUTLER
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  |X|
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        WC, PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               528,100(4)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           528,100(4)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        528,100(4)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.10%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


- ----------------
    (4) Includes 25,000 shares of Common Stock of the Issuer purchased by Steel Services on behalf of a foreign investment company, which has authorized Steel Services to manage such entity's securities trading portfolio on a discretionary basis, for which Mr. Butler disclaims beneficial ownership.

         This constitutes Amendment No. 1 ("Amendment No. 1") to Schedule 13D filed by the undersigned on March 25, 1995 (the "Schedule 13D"). Pursuant to Rule 101 of Regulation S-T, this Amendment No. 1 amends and restates the
Schedule 13D to read in its entirety as follows:



ITEM 1.           SECURITY AND ISSUER.

         This statement relates to shares (the "Shares") of the common stock, par value $.10 per share ("Common Stock"), of Kinark Corporation ("Issuer"). The principal executive offices of the Issuer are located at 7060 South Yale, Tulsa, Oklahoma 74136.


ITEM 2.           IDENTITY AND BACKGROUND.

         Steel Partners II, L.P. ("Steel") is a Delaware limited partnership. The principal business of Steel is investing in the securities of micro-cap companies. The general partner of Steel is Steel Partners Associates, L.P. ("Associates"), a Delaware limited partnership. The general partner of Associates is Steel Partners, Ltd. ("Partners"), a New York corporation. The principal business address of Steel, Associates and Partners is 750 Lexington Avenue, 27th Floor, New York, New York 10022. The executive officers and directors of Partners are as follows: Warren G. Lichtenstein is Chairman of the Board, Secretary and a Director; and Lawrence Butler is President, Treasurer and a Director.

         Steel Partners Services, Ltd. ("Steel Services") is a New York corporation. The principal business of Steel Services is providing management and advisory services. The principal business address of Steel Services is 750 Lexington Avenue, 27th Floor, New York, New York 10022. The executive officers and directors of Steel Services are as follows: Warren G. Lichtenstein is Chairman of the Board, Secretary and a Director; and Lawrence Butler is President, Treasurer and a Director.

         The principal business address of each of Warren G. Lichtenstein and Lawrence Butler is 750 Lexington Avenue, 27th Floor, New York, New York 10022. Their principal occupation is their affiliation with Partners and Steel Services. Each of the executive officers and directors of Partners and Steel Services is a citizen of the United States of America.

         During the past five years, none of Steel, Associates, Partners, Steel Services, Warren G. Lichtenstein or Lawrence Butler, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate net purchase price for the 501,100 Shares purchased by Steel was $1,688,977.40. Steel used its working capital to purchase such Shares. The aggregate net purchase price for the 25,000 Shares purchased by Steel Services on behalf of the foreign investment company was $74,687.50. Steel
Services used its working capital to purchase such Shares. The aggregate purchase price for the 2,000 and 50 Shares purchased by Mr. Butler and Mr. Lichtenstein was $11,875.00 and $250.00, respectively, and came from their personal funds.


ITEM 4.  PURPOSE OF TRANSACTION.

         Steel, Steel Services and their executive officers believe that the Shares of the Issuer at current market prices present an attractive investment opportunity for capital appreciation.

         Steel, Steel Services and their executive officers, based upon an evaluation of the Issuer's operations and future plans, as well as its own financial status and general economic and market conditions, may also (a) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, (b) seek to assist management of the Issuer in formulating and implementing future policy, (c) seek control of the Issuer through a negotiated transaction or otherwise, (d) consider asking the Issuer to have one or more of its representatives appointed to the Board of Directors of the Issuer, (e) consider engaging in the solicitation of proxies to elect its nominees to the Board of Directors of the Issuer, or (f) to take a combination of any actions described above or below. Executives of Steel occasionally communicate with management of the Issuer regarding the Issuer's business.

         Except as stated herein, Steel, Steel Services and their executive officers do not presently have any other proposals or plans which would result in any event listed in items (a) through (j) of Item 4 of Schedule 13D, however, in the future, based upon an evaluation of the Issuer's operations and future plans, as well as its own financial status, it may decide to pursue another course of action. Steel and Steel Services may hold or dispose of the Shares or may purchase additional shares of Common Stock at such times as it may determine.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As reported in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, the Issuer had 3,746,410 Shares of Common Stock outstanding on March 31, 1995. Steel beneficially owns an aggregate of 501,100 Shares, representing 13.38% of the Shares outstanding, all of such Shares were acquired in open-market transactions. Mr. Lichtenstein and Mr. Butler beneficially own 526,150 and 528,100 Shares, respectfully, representing 14.04% and 14.10%, respectfully, of the Shares outstanding, all of such Shares were acquired in open-market transactions. Steel and Mr. Lichtenstein and Mr. Butler, as the representatives of Associates, have sole voting and dispositive power with respect to the Shares beneficially owned by Steel and each of Mr. Lichtenstein and Mr. Butler has sole voting and dispositive power with respect to the Shares owned by each individual.

         Steel Services has entered into an agreement with a foreign investment company (the "Fund") pursuant to which Steel Services has been appointed by the Fund to manage a securities trading portfolio on a discretionary basis. The 25,000 Shares acquired by Steel Services on behalf of the Fund represent approximately .67% of the Shares outstanding. All of the Shares acquired by Steel Services on behalf of the Fund were acquired in open market transactions. Steel Services has sole voting and dispositive power with respect to the Shares purchased by it on behalf of the Fund. Steel Services disclaims beneficial ownership of all Shares purchased by it on behalf of the Fund.

         Schedule A annexed hereto lists all transactions in the Shares by Steel, Steel Services, Mr. Lichtenstein and Mr. Butler within 60 days prior to March 25, 1995, the date of filing the Schedule 13D.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 20, 1995


                            STEEL PARTNERS II, L.P.,

                            By:  STEEL PARTNERS, LTD., the
                                 general partner of STEEL
                                 PARTNERS ASSOCIATES, L.P.,
                                 general partner


                            By:  /s/ Warren Lichtenstein
                                 -----------------------
                                 Warren Lichtenstein,
                                 Chairman of the Board


                            STEEL PARTNERS SERVICES, LTD.


                            By:  /s/ Warren Lichtenstein
                                 -----------------------
                                 Warren Lichtenstein,
                                 Chairman of the Board


                            /s/ Warren Lichtenstein
                            -----------------------
                            Warren Lichtenstein




                            /s/ Lawrence Butler
                            -------------------
                            Lawrence Butler

                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days
               --------------------------------------------------

Shares of Common
     Stock                   Price Per                        Date of
Purchased/(Sold)               Share                        Purchase/Sale
- ----------------             ---------                      -------------

                         STEEL PARTNERS II, L.P.
                         -----------------------

    2,500                     3.55000                         01/26/95
    5,000                     3.55000                         01/30/95
    5,200                     3.50577                         01/30/95
   10,000                     3.53150                         01/31/95
   10,000                     3.53500                         02/01/95
   10,000                     3.55000                         02/02/95
   10,000                     3.55000                         02/03/95
   40,000                     3.55000                         02/06/95
   16,500                     3.28860                         02/07/95
    1,000                     3.30000                         02/08/95
    7,000                     3.30000                         02/09/95
      500                     3.41250                         02/14/95
    1,700                     3.23750                         03/02/95
      500                     3.29000                         03/09/95
    7,000                     3.28000                         03/10/95
    1,000                     3.23750                         03/10/95
      500                     3.35000                         03/13/95
    5,000                     3.30000                         03/14/95
  196,300                     3.27000                         03/16/95
      500                     3.29000                         03/16/95
    7,500                     3.41500                         03/16/95
   25,000                     3.53000                         03/17/95
    1,000                     3.55000                         03/20/95
   47,500                     3.55000                         03/21/95
    7,000                     3.55000                         03/23/95
   20,000                     3.65500                         03/23/95
      600                     3.80000                         04/03/95
   (2,600)                    3.82486                         04/18/95
   (1,000)                    3.44988                         04/25/95
     (400)                    3.31238                         04/27/95
   (1,400)                    3.44988                         05/04/95
     (400)                    3.44988                         05/04/95
   (3,200)                    3.44988                         05/04/95
   25,000                     2.98750                         06/16/95

                                   SCHEDULE A


               Transactions in the Shares Within the Past 60 Days
               --------------------------------------------------
                                     (cont.)



Shares of Common
     Stock                   Price Per                        Date of
Purchased/(Sold)               Share                        Purchase/Sale
- ----------------             ---------                      -------------


                          STEEL PARTNERS SERVICES, LTD.
                          -----------------------------

   25,000                     2.98750                         06/16/95


                               WARREN LICHTENSTEIN
                               -------------------

                                      None.


                                 LAWRENCE BUTLER
                                 ---------------

                                      None.